                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Helsel, Inc. Employees' Savings and Investment Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114
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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Helsel, Inc. Employees' Savings and Investment Plan
December 31, 2002 and 2001 and Year Ended December 31, 2002 with Report of Independent Auditors

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               Helsel, Inc. Employees' Savings and Investment Plan

                 Financial Statements and Supplemental Schedule

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

                                TABLE OF CONTENTS

Report of Independent Auditors ..................................            1

Audited Financial Statements

Statements of Net Assets Available for Benefits .................            2
Statement of Changes in Net Assets Available for Benefits .......            3
Notes to financial statements ...................................            4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) ...            8

                         Report of Independent Auditors

Plan Administrator
Helsel, Inc. Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Helsel, Inc. Employees' Savings and Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                       /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2003

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               Helsel, Inc. Employees' Savings and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                                DECEMBER 31
                                                        2002                  2001
                                                     ----------            ----------
ASSETS
Investments, at fair value:
   Pooled separate accounts                          $1,478,431            $1,733,873
   Hawk Corporation common stock                          4,219                 2,682
Guaranteed Income Fund, at contract value               692,794               481,160
Participant loans                                       141,029                91,478
                                                     ----------            ----------
                                                      2,316,473             2,309,193

Contributions receivable:
   Employer                                                 977                 7,062
   Employee                                               3,535
                                                     ----------            ----------
                                                          4,512                 7,062
                                                     ----------            ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $2,320,985            $2,316,255
                                                     ==========            ==========

See notes to financial statements.

               Helsel, Inc. Employees' Savings and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 2002

Additions:
   Interest income                                                $    34,471
   Contributions:
     Employer                                                          89,288
     Employee                                                         270,826
     Employee rollovers                                                11,643
                                                                  -----------
                                                                      371,757
                                                                  -----------
Total additions                                                       406,228

Deductions:
   Benefit payments                                                   193,303
   Fees and expenses                                                    2,636
                                                                  -----------
Total deductions                                                      195,939

Net realized and unrealized depreciation
   in fair value of investments                                      (205,559)
                                                                  -----------

Net increase                                                            4,730

Net assets available for benefits at beginning of year              2,316,255
                                                                  -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                  $ 2,320,985
                                                                  ===========

See notes to financial statements.

               Helsel, Inc. Employees' Savings and Investment Plan

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

A.       DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan with a cash or deferred arrangement provision established by Helsel, Inc. (the Company and Plan Sponsor) effective as of January 1, 1985, covering all non-union employees of the Company who have completed sixty days of service. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. The Plan allows for discretionary contributions by the Plan Sponsor. The Plan Sponsor did not make a discretionary contribution for the 2002 Plan year. Forfeited balances are allocated back to participant's accounts under the same manner as discretionary contributions. Forfeitures available to allocate back to participant's accounts amounted to $7,818 and $4,805 at December 31, 2002 and 2001, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING AND DISTRIBUTION

Participants are immediately vested in their contributions. Vesting of Plan Sponsor matching contributions is based upon years of continuous service. A participant is 100% vested after five years of credited service based on a graded vesting schedule. Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

              Helsel, Inc. Employees' Savings and Investment Plan

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA or the Trustee). A participant may direct Plan Sponsor and employee contributions in any of several investment options, including the Hawk Corporation common stock.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

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              Helsel, Inc. Employees' Savings and Investment Plan

                   Notes to Financial Statements -- Continued

B.       SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value, as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year. Participant loans are valued at their outstanding balance, which approximates fair value.

All other investments are stated at fair value as determined by the Trustee on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.       INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

                                     NET REALIZED
                                    AND UNREALIZED
                                     DEPRECIATION
                                    IN FAIR VALUE
                                    OF INVESTMENTS
                                    --------------
Pooled separate accounts               $202,505
Hawk Corporation common stock             3,054
                                       --------
                                       $205,559
                                       ========

              Helsel, Inc. Employees' Savings and Investment Plan

C.       INVESTMENTS -- CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                           DECEMBER 31
                                    2002                2001
                                  --------            --------
Guaranteed Income Fund            $692,794            $481,160
CIGNA Lifetime 30 Fund             143,116             128,970
CIGNA Lifetime 40 Fund             299,251             381,754
CIGNA Lifetime 50 Fund             580,020             765,749
Participant Loans                  141,029

D.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.       INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

               Helsel, Inc. Employees' Savings and Investment Plan

                   Employer Identification Number: 35-1957561
                                Plan Number: 002

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2002

              Identity of Issue, Borrower,                         Current
   Lessor, or Similar Party/Description of Investment               Value
--------------------------------------------------------          ----------
*   Connecticut General Life Insurance
      Company--Group Annuity Contract:
         Guaranteed Income Fund                                   $  692,794
         CIGNA Lifetime 20 Fund                                       15,819
         CIGNA Lifetime 30 Fund                                      143,116
         CIGNA Lifetime 40 Fund                                      299,251
         CIGNA Lifetime 50 Fund                                      580,020
         CIGNA Lifetime 60 Fund                                      101,100
         State Street Global Advisors Intermediate Bond               66,923
         S&P 500 Index                                                54,270
         Large Cap Value/John A. Levin                                30,713
         Mid Cap Value/Wellington Management                           1,159
         Mid Cap Growth/Artisan Partners                              17,756
         Small Cap Value/Berger Fund                                  70,503
         Small Cap Growth/TimesSquare Fund                             1,823
         Janus Fund                                                   54,104
         Janus Worldwide Fund                                         36,206
         White Oak Growth Stock Fund                                   5,668
         Hawk Corporation common stock                                 4,219
*  Participant Loans (interest rates of 5.25% to 10.50%)             141,029
                                                                  ----------
                                                                  $2,316,473
                                                                  ==========

* Represents a party-in-interest to the Plan.

                               INDEX TO EXHIBITS

23*    Consent of Ernst & Young LLP
99.1*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002
99.2*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Helsel, Inc. Employees' Savings and Investment Plan



Date: June 25, 2003

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator